UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF
REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number: 001-38854
KONTOOR BRANDS, INC.
(Exact name of registrant as specified in its charter)
400 N. Elm Street
Greensboro, North Carolina 27401
(336) 332-3400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Interests in the Kontoor Brands 401(k) Savings Plan
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* The Kontoor Brands 401(k) Savings Plan (the “Plan”) of Kontoor Brands, Inc. (the “Company”) has terminated the option to invest in the fund consisting primarily of shares of common stock, no par value per share, of the Company (the “Common Stock”), and all Plan balances invested in the fund consisting primarily of shares of Common Stock or related plan interests held under the Plan were liquidated. As a result, Common Stock is no longer offered, sold or held pursuant to the Plan. The Company filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission to deregister all shares of Common Stock that remained unsold or unissued under the Plan, along with related plan interests in the Plan. Accordingly, the Plan is filing this Form 15 to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KONTOOR BRANDS 401(k) SAVINGS PLAN
Date: December 6, 2024	By:	/s/ Patti Taylor
	Name:	Patti Taylor
	Title:	Vice President, Total Rewards